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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              Carmike Cinemas, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.03 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    143436400
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Erin Ross
                       Watershed Asset Management, L.L.C.
                         One Maritime Plaza, Suite 1525
                         San Francisco, California 94111
                                 (415) 391-8900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 16, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)
                               Page 1 of 13 Pages

                                       13D
===================
CUSIP No. 143436400
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 779,585 Shares, which is 6.3% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                           SOLE VOTING POWER
                   7
   NUMBER OF               -0-
               ------------=====================================================
    SHARES                 SHARED VOTING POWER
 BENEFICIALLY      8
   OWNED BY                137,115
               ------------=====================================================
     EACH                  SOLE DISPOSITIVE POWER
                   9
   REPORTING               -0-
  PERSON WITH  ------------=====================================================
                           SHARED DISPOSITIVE POWER
                   10
                           137,115
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            137,115
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            1.1%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 13 Pages

                                       13D
===================
CUSIP No. 143436400
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                      ** The reporting persons making this filing hold an aggregate of 779,585 Shares, which is 6.3% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                           SOLE VOTING POWER
                   7
   NUMBER OF               -0-
               ------------=====================================================
    SHARES                 SHARED VOTING POWER
 BENEFICIALLY      8
   OWNED BY                427,700
               ------------=====================================================
     EACH                  SOLE DISPOSITIVE POWER
                   9
   REPORTING               -0-
  PERSON WITH  ------------=====================================================
                           SHARED DISPOSITIVE POWER
                   10
                           427,700
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            427,700
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.5%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 3 of 13 Pages

                                       13D
===================
CUSIP No. 143436400
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Asset Management L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                      ** The reporting persons making this filing hold an aggregate of 779,585 Shares, which is 6.3% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                           SOLE VOTING POWER
                   7
   NUMBER OF               -0-
               ------------=====================================================
    SHARES                 SHARED VOTING POWER
 BENEFICIALLY      8
   OWNED BY                779,585
               ------------=====================================================
     EACH                  SOLE DISPOSITIVE POWER
                   9
   REPORTING               -0-
  PERSON WITH  ------------=====================================================
                           SHARED DISPOSITIVE POWER
                   10
                           779,585
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            779,585
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.3%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 4 of 13 Pages

                                       13D
===================
CUSIP No. 143436400
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            WS Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                      ** The reporting persons making this filing hold an aggregate of 779,585 Shares, which is 6.3% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                           SOLE VOTING POWER
                   7
   NUMBER OF               -0-
               ------------=====================================================
    SHARES                 SHARED VOTING POWER
 BENEFICIALLY      8
   OWNED BY                564,815
               ------------=====================================================
     EACH                  SOLE DISPOSITIVE POWER
                   9
   REPORTING               -0-
  PERSON WITH  ------------=====================================================
                           SHARED DISPOSITIVE POWER
                   10
                           564,815
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            564,815
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.6%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 5 of 13 Pages

                                       13D
===================
CUSIP No. 143436400
===================

------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Meridee A. Moore
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                      ** The reporting persons making this filing hold an aggregate of 779,585 Shares, which is 6.3% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                           SOLE VOTING POWER
                   7
   NUMBER OF               -0-
               ------------=====================================================
    SHARES                 SHARED VOTING POWER
 BENEFICIALLY      8
   OWNED BY                779,585
               ------------=====================================================
     EACH                  SOLE DISPOSITIVE POWER
                   9
   REPORTING               -0-
  PERSON WITH  ------------=====================================================
                           SHARED DISPOSITIVE POWER
                   10
                           779,585
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            779,585
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)                     [   ]

------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            6.3%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 6 of 13 Pages

         This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on August 8, 2005 (collectively, with all amendments thereto, the "Schedule 13D").

Item 3.  Source And Amount Of Funds And Other Consideration
------   --------------------------------------------------

         Item 3 of the Schedule 13D is amended and supplemented by the following:

         The net investment cost (including commissions) for the Shares acquired by each of the Partnerships and Watershed Offshore since the filing of the prior
Schedule 13D is set forth below:

            Entity                Shares Acquired         Approximate Net
            ------                ---------------         ---------------
                                                          Investment Cost
                                                          ---------------
            WCP                       26,600              $    592,982.87
            WCIP                      73,200              $  1,636,472.98
            Watershed Offshore        37,300              $    836,815.27

         Each of WCP, WCIP and Watershed Offshore obtained the consideration for its acquisitions reported above from its working capital.

Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a) The Partnerships
             ----------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 12,309,002 Shares outstanding as of October 30, 2005 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Partnerships in the past 60 days are set forth on Schedules A-B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the









                               Page 7 of 13 Pages

                           Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         (b)      The Management Company
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share (including commissions) for all purchases and sales of the Shares by the Management Company on behalf of Watershed Offshore in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                           For   information   regarding   transactions  by  the
                           Management Company on behalf of the Partnerships, see
                           Item 5(a) above.

                  (d) The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Watershed Offshore and the Partnerships as reported herein. The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the Management Company.

                  (e)      Not applicable.

         (c)      The General Partner
                  -------------------

                  (a),(b)  The information set forth in Rows 7 through 13 of the
                           cover  page  hereto  for  the   General   Partner  is
                           incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.






                               Page 8 of 13 Pages

         (d)      The Individual Reporting Person
                  -------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Person is incorporated herein by reference for the Individual Reporting Person.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Partnerships as reported herein. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by Watershed Offshore and the Partnerships as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e)      Not applicable.

         The Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by the Management Company on behalf of Watershed Offshore are owned directly by Watershed Offshore. The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships. The Management Company, as investment adviser to Watershed Offshore and each of the Partnerships, may be deemed to be the beneficial owner of all such Shares owned by Watershed Offshore and the Partnerships, respectively. The Individual Reporting Person, as the Senior Managing Member of both the General Partner and the Management Company, may be deemed to be the beneficial owner of all such Shares owned by the Partnerships and Watershed Offshore. Each of the Management Company, the General Partner and the Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.









                               Page 9 of 13 Pages

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2006


                       /s/ Meridee A. Moore
                       ----------------------------------------
                       WS PARTNERS, L.L.C.,
                       On its own behalf and
                       As the General Partner of
                       WATERSHED CAPITAL PARTNERS, L.P.
                       and WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P. By Meridee A. Moore,
                       Senior Managing Member


                       /s/ Meridee A. Moore
                       ----------------------------------------
                       WATERSHED ASSET MANAGEMENT, L.L.C.
                       By Meridee A. Moore,
                       Senior Managing Member


                       /s/ Meridee A. Moore
                       ----------------------------------------
                       Meridee A. Moore







                              Page 10 of 13 Pages

                                   SCHEDULE A
                                   ----------

                        WATERSHED CAPITAL PARTNERS, L.P.
                        --------------------------------


                                  NO. OF SHARES
                                  PURCHASED (P)                   PRICE
             TRADE DATE            OR SOLD (S)                PER SHARE ($)
            ------------        -----------------             --------------


             05/08/2006              200 (S)                      25.35
             05/22/2006            9,400 (P)                      21.18
             05/23/2006            1,000 (P)                      20.64
             06/15/2006            1,400 (P)                      19.88
             06/16/2006            2,700 (P)                      19.97
             06/19/2006              200 (P)                      19.98










                              Page 11 of 13 Pages

                                   SCHEDULE B
                                   ----------

                 WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.
                 ----------------------------------------------


                                  NO. OF SHARES
                                  PURCHASED (P)                   PRICE
             TRADE DATE            OR SOLD (S)                PER SHARE ($)
            ------------        -----------------             --------------

             05/08/2006               700 (S)                      25.35
             05/22/2006            25,000 (P)                      21.18
             05/23/2006             2,700 (P)                      20.64
             06/15/2006             3,700 (P)                      19.88
             06/16/2006             7,300 (P)                      19.97
             06/19/2006               500 (P)                      19.98











                              Page 12 of 13 Pages

                                   SCHEDULE C
                                   ----------

                       WATERSHED ASSET MANAGEMENT, L.L.C.
                       ----------------------------------

         The transactions listed below were effected solely on behalf of Watershed Offshore. For transactions on behalf of WCP and WCIP, see Schedules A and B, respectively.

                                  NO. OF SHARES
                                  PURCHASED (P)                   PRICE
             TRADE DATE            OR SOLD (S)                PER SHARE ($)
            ------------        -----------------             --------------


             05/08/2006              300 (S)                      25.35
             05/22/2006           12,400 (P)                      21.18
             05/23/2006            1,300 (P)                      20.64
             06/15/2006            1,900 (P)                      19.88
             06/16/2006            3,600 (P)                      19.97
             06/19/2006              200 (P)                      19.98











                              Page 13 of 13 Pages